Via EDGAR Submission

September 27, 2024

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Babette Cooper
Kristina Marrone
Kibum Park
Brigitte Lippmann

Re: FACT II Acquisition Corp.

Registration Statement on Form S-1

Filed August 16, 2024

File No. 333-281593

Ladies and Gentlemen:

On behalf of FACT II Acquisition Corp., a Cayman Islands exempted company (“we” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 12, 2024, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 16, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please disclose how many investors have indicated an interest in purchasing units in the offering and file any agreements with such investors as exhibits. Disclose whether the investors’ units would be subject to a lock up agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page, the definition of non-managing HoldCo investors in the definitions section of the Summary portion, and the disclosure on pages 24, 76, 152, 192 and 193 of the Amended Registration Statement in accordance with the Staff’s comment.

2.	We note that while none of the non-managing HoldCo investors has expressed an interest in purchasing more than 9.9% of the units to be sold in this offering, “non-managing HoldCo investors may determine to purchase a different number, including above 9.9%, or no units in this offering.” We also note that “there is no limit on the number of units that may be purchased by any of the non-managing HoldCo investors.” Please disclose whether the amount these investors can purchase would impact your ability to be listed or to continue listing on Nasdaq.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is cognizant of the Nasdaq listing and continued listing eligibility requirements, including the requisite number of public shareholders. As such, the Company has revised the disclosure on the cover page, page 24 and in the risk factor on page 76 of the Amended Registration Statement in accordance with the Staff’s comment.

3.	Please provide risk factor disclosure regarding the potential conflicts of interest with the non-managing HoldCo investors due to the ability to pursue a business combination with a company that is affiliated with the non-managing HoldCo investors, as noted on page 12.

Response:

The Company acknowledges the Staff’s comment and has revised the risk factor beginning on page 77 and has also revised the disclosure on pages 12, 117 and 148 of the Amended Registration Statement in accordance with the Staff’s comment.

4.	We note your disclosure on page 3. On the cover page, please state the amount of the compensation received or to be received by the sponsor and its affiliates, the amount of securities issued or to be issued by the SPAC to the sponsor and its affiliates, and the price paid or to be paid for such securities, and whether this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement in accordance with the Staff’s comment.

5.	Please provide a cross-reference, highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement in accordance with the Staff’s comment.

Summary, page 1

6.	In your table on page 3, please also disclose the amount of loan reimbursements described under Certain Relationships and Related Party Transactions. See Item 1602(b)(6).

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Registration Statement in accordance with the Staff’s comment.

7.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. We also note your disclosure on page 10 that your sponsor’s investment in your founder shares and your private placement units will be worthless if you do not or are unable to extend the time period to consummate your initial business combination. Also disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with Sponsor HoldCo, your sponsor, directors or officers. See Item 1602(b)(7) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36, 37 and 136 of the Amended Registration Statement in accordance with the Staff’s comment.

8.	We note your disclosure in the risk factors that you may need to arrange for third-party financing to complete an initial business combination or because you become obligated to redeem your public shares. Please describe in this section how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 101, 102 and 109 of the Amended Registration Statement in accordance with the Staff’s comment.

Conflicts of interest, page 35

9.	Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37, 73, 74 and 136 of the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors, page 39

10.	Please provide concise, bulleted or numbered statements that is no more than two pages summarizing your principal risk factors. See Item 105(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 38 of the Amended Registration Statement in accordance with the Staff’s comment.

Risks Relating to our Search for, Consummation of, or Inability to Consummate . . .We may not be able to complete an initial business combination since . . . , page 45

11.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sponsor is a Cayman Islands limited liability company, which has the following four members: our Chief Executive Officer, Adam Gishen, our Chief Financial Officer, Min Lee, Richard Nespola, Jr. and Joseph Wagman. Messrs. Lee and Nespola are U.S. citizens, and Messrs. Gishen and Wagman are British citizens. Investment and voting decisions of the sponsor are made by a board of managers, which is currently comprised of the four members. Each manager has one vote on all matters submitted to the board of managers and with respect to any matter before the board of managers, the act of a majority of the managers present shall be the act of the board of managers. With respect to any action taken by the board of managers without a meeting, such action requires the written consent of all the managers. Neither Mr. Gishen nor Mr. Wagman individually or collectively control the sponsor.

If we are deemed to be an investment company under the Investment Company Act . . . , page 49

12.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that if the Company’s facts and circumstances change over time, the Company will update its disclosure to reflect how such changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

Dilution, page 93

13.	Outside the table, please revise to describe each material potential source of future dilution following the IPO, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. For example, we note your disclosure about anti-dilution provisions, issuance of shares in connection with potential PIPE transactions and other possible issuance of additional Class A ordinary shares or preference shares to complete your initial business combination or under an employee incentive plan. See Item 1602(c) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 94 of the Amended Registration Statement in accordance with the Staff’s comment.

Proposed Business, page 104

14.	Under Our Sponsor, please revise to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities. See Item 1603(a)(4) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amended Registration Statement in accordance with the Staff’s comment.

15.	Please disclose the persons who may have direct and indirect material interests in the sponsor and Sponsor HoldCo, as well as the nature and amount of their interests. In this regard, we note that the interests of the members of Sponsor HoldCo are denominated in two classes of membership interest units: (i) class A membership units representing interests in the founder shares and (ii) class B membership units that will represent an interest in the private placement units. We further note that certain non-managing HoldCo investors are expected to purchase private placement units indirectly through the purchase of non-managing Sponsor HoldCo membership interests. See Item 1603(a)(7) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amended Registration Statement in accordance with the Staff’s comment.

16.	We note your disclosure on page 59 that in connection with your initial business combination, you may issue shares to investors in PIPE transactions. Please disclose any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 109 of the Amended Registration Statement in accordance with the Staff’s comment.

17.	In the table on page 105, please also describe the amount of loan reimbursements. See Item 1603(a)(6) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 108 of the Amended Registration Statement in accordance with the Staff’s comment.

18.	In the table on page 106, please include the natural persons, if any, affiliated with FACT II Acquisition LLC who are subject to restrictions and describe the lock up agreement with the underwriter referred to on page 187. See Item 1603(a)(9) of Regulation S-K. Also explain how these restrictions relate to your agreements with the non-managing HoldCo investors.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 111 of the Amended Registration Statement in accordance with the Staff’s comment.

Management, page 136

19.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses. See Item 1603(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36, 136, 145 and 146 of the Amended Registration Statement in accordance with the Staff’s comment.

* * * *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,
/s/ Brandon J. Bortner
Brandon J. Bortner
of PAUL HASTINGS LLP

cc: Adam Gishen, FACT II Acquisition Corp.